UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell on track with strategy to improve performance and growth
The Hague, 15th March 2011.

At its annual Investor Day in London today, Shell will highlight progress on its strategic plan to deliver profitable growth for shareholders.
Rapid economic development in non-OECD countries is driving sustained, and long term demand growth for all forms of energy. Regulatory and political uncertainties are adding to price and cost volatility in this long term trend.
In this era of ‘volatile transitions’, Shell is in the midst of an ambitious phase of new growth investment, developing new sources of energy. Shell’s activities provide low cost, safe and reliable energy supplies for our customers, world-wide.
Shell’s three-year strategic plan, outlined a year ago, is building the foundations for profitable growth for shareholders in the future. We are improving near-term competitive performance, and delivering a new wave of production growth.
For the next wave of growth, to 2020 we have over 30 new projects on the drawing board which will generate new options for the medium term, for the integrated energy company of the future.
Chief Executive Officer Peter Voser commented. “We have made good progress in
2010. Our profitability is improving, and we are on track for our growth targets. There is more to come from Shell.”
Shell is on track to deliver its strategic targets by 2012, namely for a 50-80%
increase in cashflow from operations 2009-2012, in $60-$80 oil price and improved Downstream and natural gas environment.  These targets were defined in early 2010 against the context of the global economic downturn, in order to generate surplus cashflow for shareholders through-cycle. The targets are underpinned by one of the most substantial portfolios of new oil & gas projects in our industry today.
In the first year of delivery against this three year strategic plan – 2010 –
Shell saw some $10 billion, or 40% improvement in operating cashflow to $33 billion, lower costs, higher oil & gas production, and continued progress with
Downstream restructuring. This was a strong all-round performance in 2010.

Key points from Shell’s annual strategy update
Performance focus
Cost reduction and operating efficiency are a key part of Shell’s business, to ensure profitability for our shareholders and competitive energy prices for our customers.  As a result of Shell’s actions, underlying costs fell by $2 billion in 2010, with further scope for multi-billion dollar underlying cost reductions in 2011-12 through continuous improvement programmes.
Shell continues to sell non-core positions to enhance capital efficiency, and as part of funding for future investment. Asset sales proceeds have exceeded $30 billion in the last five years, and are expected to be up to $5 billion in 2011.

Downstream remains an important business for Shell, generating over $21 billion of free cashflow in the last five years, from a leading global portfolio. The company is redoubling its efforts to improve returns in Downstream. The bulk of the 2010-12 asset sales programme in Downstream has been completed, with transactions since end-2009 reducing refining capacity by over 700,000 b/d, reducing our marketing footprint, and generating $4.7 billion of disposals proceeds, including the recently-announced disposal plans for UK refining and
Africa marketing.
Programmes to streamline the global Downstream organization continue, with more than $2.5 billion of cost take out in 2009 and 2010, and a new target for a further $1 billion Downstream cost reduction for 2011-12 announced today.  This, combined with the benefits of improved operating performance and selective growth should deliver attractive returns across the cycle.

New wave of production growth
As a result of its sustained growth investment, Shell has delivered an organic
Reserve Replacement Ratio of 133% for 2010, and a total proved reserves to production ratio of 11.5 years (for further information see Reserves
Supplement).
New Upstream start-ups increased Shell’s 2010 resources on stream to 10 billion boe, a headline increase of 1 billion boe, in a portfolio that produced some 1.2 billion boe in 2010. New investment decisions, such as Mars B in the Gulf of
Mexico, maintained Shell’s resources base for new projects under construction at
11 billion. The company has 20 new upstream projects under construction, which will add over 800,000 boe/d, driving the target for 3.5 million boe/d of production for 2012, a 6% increase compared to 2010.
Shell has today set a new target for 3.7 million boe/d of production for 2014, an increase of some 12% from 2010 levels, amongst the highest growth rates in our sector.

Maturing next generation of project options
2010 exploration & appraisal activity added some 2.3 billion boe of new resources, at a competitive cost of less than $2/boe. Discoveries in the Gulf of
Mexico and Australia, and successful wells in North America tight gas underpin this 2010 performance.
In 2010, acquisitions and business development added further potential resources, in the US Marcellus tight gas and Eagle Ford liquids-rich shale gas,
Iraq oil, and Australia coal bed methane.
Shell has negotiated agreements with three National Oil Companies in 2010 – in
China, Qatar and Saudi Arabia – covering new natural gas potential, and continuing Shell’s long history of partnering with National Oil Companies.
Shell believes that its current Upstream portfolio can support growth to 2020, with studies underway on over 10 billion boe of resources, an increase of some 2 billion boe from 2009 levels. Shell is assessing over 30 new projects with production potential of over 1 million boe/d, and maturing further options, spanning activities in tight gas, deep water, LNG and traditional resources, in a world-wide, and industry-leading portfolio.

Outlook
Shell expects over $100 billion of net capital investment for 2011-14, some
$25-$27 billion per year, in line with previous guidance, to underpin the
Upstream growth profile, and Shell’s Downstream strategy.
2011 has started well, with the start up of new LNG at Qatargas 4,  and the restart of refinery catalytic crackers at the Port Arthur at end-2010 and at
Pernis in February 2011.  These projects, combined with the expected 2011 start-up of Pearl gas-to-liquids in Qatar, and new oil sands upgrading capacity in Canada, underpin Shell’s production and financial growth targets for 2012.
Shell continues to mature new options for future growth investment, with plans to drill 25 high potential exploration wells in 2011. The company is planning to take final investment decision on some 10 new projects in 2011-12, including
Prelude Floating LNG in Australia, debottlenecking of the AOSP project in Canada oil sands, and deep water oil & gas developments at the Cardamon discovery in the Gulf of Mexico and at Malikai in Malaysia.

Supplement: Reserves update
On an SEC basis, Shell in 2010 added 1,370 million boe of proved oil and gas reserves before production, of which 1,197 million boe comes from Shell subsidiaries and 173 million boe is associated with the Shell share of equity accounted investments. With 2010 production of 1,242 million boe, our headline
Reserves Replacement Ratio was 110%. Organic Reserves Replacement Ratio, which excludes the impact of oil price movements in the year, acquisitions and divestments, was 133%.
Reserves additions in 2010 include 113 million boe in additions from new fields in North America, Asia, Europe, Africa and Oceania. Proved reserves additions were made across the global Shell portfolio.
At end 2010, net proved reserves attributable to Shell shareholders were 14,249 million boe, an increase of 117 million boe from end-2009, after taking into account 2010 production. As a consequence, Shell’s reserves to production ratio was 11.5 years at the end of 2010.
Further information is provided in our Annual Report and 20F, which has been filed today.
Enquiries
Shell Investor Relations
The Hague - Tjerk Huysinga: + 31 70 377 3996
USA – Ken Lawrence: +1 713 241 2069
Shell Media Relations
International, UK, European Press: +31 70 377 3600
DEFINITIONS AND CAUTIONARY NOTE:
Reserves: Our use of the term “reserves” in this presentation means SEC proved oil and gas reserves for all 2009 and 2010 data, and includes both SEC proved oil and gas reserves and SEC proven mining reserves for 2008 data.
Resources:  Our use of the term “resources” in this presentation includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves or SEC proven mining reserves.  Resources are consistent with the Society of
Petroleum Engineers 2P and 2C definitions.
Organic: Our use of the term Organic includes SEC proved oil and gas reserves and SEC proven mining reserves (for 2008) excluding changes resulting from acquisitions, divestments and year-average pricing impact.
To facilitate a better understanding of underlying business performance, the financial results are also presented on an estimated current cost of supplies
(CCS) basis as applied for the Oil Products and Chemicals segment earnings.
Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal
Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this presentation “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this presentation refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this presentation, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This presentation contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this presentation, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended 31 December, 2010
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this presentation, 15 March 2011. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this presentation. There can be no assurance that dividend payments will match or exceed those set out in this presentation in the future, or that they will be made at all.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this presentation, such as resources and oil in place, that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website
www.sec.gov. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 15 March 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary